PRUDENTIAL INVESTMENT PORTFOLIOS 12

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

May 16, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Investment Portfolios 12

Post-Effective Amendment No. 31 to the Registration Statement
under the Securities Act of 1933 (No. 333-42705) and
Amendment No. 32 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-08565)

Filed March 14, 2014__________________________

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Greene:

We filed through EDGAR on March 14, 2014 on behalf of Prudential Investment Portfolios 12 (the “Registrant”) Post-Effective Amendment No. 31 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 32 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) of the 1933 Act solely for the purpose of adding a new series of the Registrant, to be known as the Prudential Short Duration Muni High Income Fund (the “Fund”).

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on April 28, 2014, with respect to the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 32 to the Registrant’s Registration Statement under the 1933 Act.

Prospectus

1.	Comment

Confirm that the concept of “Duration,” that appears in the Fund’s title is disclosed and explained in the prospectus. In particular, please confirm that the disclosure and explanation which appears in the prospectus explains that duration is a measure of volatility and not a measure of time or maturity.

Response

Disclosure explaining the concept of duration as a measure of volatility has been added to the prospectus.

2.	Comment

In the Annual Fund Operating Expenses Table in the Fund Summary, include a row for acquired fund fees and expenses, if applicable.

Response

Based on the anticipated investment program and investment policies for the Fund, it is not expected that the Fund’s investments in other funds would be sufficient to require specific disclosure in the table.

3.	Comment

Please confirm whether or not the fee waivers/ expense reimbursements denoted in the footnotes which appear underneath the Annual Fund Operating Expenses table in the Fund Summary are subject to any recoupment by the Fund’s investment manager, and if so, disclose this fact and the time period for which waivers/reimbursements may be recouped.

Response

The fee waivers/expense reimbursements are not subject to recoupment by the Fund’s investment manager.

4.	Comment

In the introductory paragraph immediately preceding the expense examples in the Fund Summary, clarify that only the 1 Year expense example figures reflect the impact of any reimbursements/ subsidies by the Fund’s investment manager.

Response

The introductory paragraph has been clarified.

5.	Comment

In the Fund Summary, the discussion of Principal Investment Strategies should define and explain the concept of duration.

Response

Disclosure explaining the concept of duration has been included.

6.	Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

7.	Comment

Please confirm that the prospectus and SAI conform with the font size requirements of Rule 420.

Response

The prospectus and SAI conform with the type size requirements.

8.	Comment

In the section entitled How the Fund Invests, in the discussion entitled Investments in Affiliated Funds, please include an explanation to support the existing disclosure which says that investing in the affiliated funds does not result in duplication of management fees. Also, please include an explanation to support the existing disclosure which says that investing in the affiliated funds may “allow the Fund to obtain the benefits of a more diversified portfolio than might otherwise be available through direct investments…”

Response

The requested additional disclosure and explanation has been added.

Statement of Additional Information (SAI)

1. Comment

In Part I of the SAI, the discussion pertaining to Credit Default Swap Agreements and Similar Instruments should include a discussion pertaining to Event-Linked Swaps, if the Fund may invest in such instruments or agreements.

Response

The Fund has no present intention to invest in such instruments or agreements.

2. Comment

In Part I of the SAI, the discussion pertaining to Total Return Swap Agreements, the discussion should include an explanation of the asset segregation requirements. Also, the discussion should disclose that the SEC may issue future guidance and/or rules relating to derivatives which could require changes in the Fund’s use of swap agreements or other types of derivatives.

Response

The SAI presently includes an explanation of the Fund’s asset segregation requirements. The SAI also presently includes disclosure alerting investors to the fact that changes in laws or regulations with respect to derivatives could require modifications in the Fund’s operations.

3. Comment

In Part I of the SAI, immediately after the recitation of the Fund’s fundamental investment restrictions, the following disclosure is included: “Whenever any fundamental investment policy or investment restriction states a maximum percentage of the Fund’s assets, it is intended that, if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total asset values will not be considered a violation of such policy.” Please explain how the limitations on investments in illiquid securities would be applied in light of this disclosure.

Response

The Fund may not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

4. Comment

Include in the SAI the amount received by Prudential Investment Management, Inc. (PIM) for acting as the Fund’s securities lending agent. Include disclosure explaining any conflicts of interest which may be present.

Response

Disclosure pertaining to potential conflicts of interest arising from PIM’s functions as the Fund’s securities lending agent on page 32 of the SAI.

As disclosed in the SAI, PIM receives a portion of the amount earned by lending securities. During the time portfolio securities are on loan, the borrower will pay the Fund an amount equivalent to any dividend or interest paid on such securities and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower. PIM does not receive any additional compensation for its services as securities lending agent beyond what is disclosed in the SAI, and therefore the Registrant respectfully submits that no revision to the disclosure is necessary.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-6469. Thank you for your assistance in this matter.

Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel

Prudential Investments LLC